SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                  Commission File Number 0-13012


                           NOTIFICATION OF LATE FILING


(Check One):  (X) Form 10-Q

For Period Ended:  March 31, 2001

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant ESC MEDICAL SYSTEMS LTD.

Former name if applicable  N/A

Address of principal executive office (Street and number)  P.O. BOX 240

City, State and Zip Code  YOKNEAM, ISRAEL, 20692

                                     PART II
                             RULE 12b-25 (b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          {   (a)   The reasons described in reasonable detail in Part III of
          {         this form could not be eliminated
          {         without unreasonable effort or expense;
          {   (b)   The subject annual report, semi-annual report, transition
  (X)     {         report on Form 10-K, 20-F, 11-K, or Form N-SAR, or
          {         portion thereof, will be filed on or before the 15th
          {         calendar day following the prescribed due date; or the
          {         subject quarterly report or transition report on Form
          {         10-Q, or portion thereof, will be filed on or before the
          {         fifth calendar day following the prescribed due date; and
          {   (c)   The accountant's statement or other exhibit required by
          {         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     ESC Medical Systems Ltd. (the "Company") requires additional time to complete the gathering of its financial and other information for its Form 10-Q for the period ended March 31, 2001, primarily due to the extraordinary efforts which its financial and accounting personnel had to devote to the April 30, 2001 closing of a major acquisition.

                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

     Sharon Levita                  972                4-959-9000
     --------------                 ---                ----------
        (Name)                   (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     The Company's net income for the three months ended March 31, 2001 was $4,228,000, compared to $1,244,000 for the comparable period in 2000. The improvement in net income is primarily due to the results of the Company's restructuring plan, which more closely aligns the Company's cost structure with its revenue capabilities, an increase in sales and improvement in gross margins.

                            ESC MEDICAL SYSTEMS LTD.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2001                           By:  /s/ Sagi A. Genger
                                                  --------------------------
                                              Name:  Sagi A. Genger
                                              Title: Chief Financial Officer


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